October 30, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: William H. Thompson

Re:	ExlService Holdings, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 3, 2014

Form 10-Q for the Quarterly Period Ended June 30, 2014

Filed July 29, 2014

Form 8-K Filed July 29, 2014

File No. 1-33089

Dear Mr. Thompson:

We are writing in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter addressed to Mr. Vishal Chhibbar, Chief Financial Officer of ExlService Holdings, Inc. (“we” or the “Company”), dated October 14, 2014 (the “Comment Letter”) regarding the above referenced filing.

For your convenience the headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses to the Commission’s comments are as follows:

Form 10-K for the Year Ended December 31, 2013

Consolidated Financial Statements, page F-1

1.	Reference is made to your discussion of the Travelers Services Agreement termination in the last paragraph on page 42 which states that you expect to reimburse Travelers for certain expenses incurred in connection with the termination and that you also expect to provide certain disentanglement services to Travelers at your expense. Please tell us your consideration of accruing expenses related to estimated reimbursements and disentanglement services as of December 31, 2013, March 31, 2014 and June 30, 2014 referencing applicable authoritative literature. Please also tell us your consideration of providing disclosure related to the termination in the notes to consolidated financial statements in this filing and in Form 10-Q for the quarterly periods ended March 31, 2014 and June 30, 2014.

Response to Comment 1

The Company respectfully advises the Staff that pursuant to the terms of the Professional Services Agreement, dated as of March 7, 2006, by and between The Travelers Indemnity Company (“Travelers”) and the Company (the “PSA”), the Company is required upon termination of the PSA, under certain circumstances, to provide disentanglement services at its own expense to Travelers for a period of up to eighteen months from the date of a termination notice. Such disentanglement services include transition related services that will enable the orderly transition of the services provided by the Company back to Travelers and are part of the Company’s ongoing obligations during the transition period. The Company is also required to reimburse certain transition related expenses incurred by Travelers. The Company considers the PSA to be an executory contract requiring future performance and continues to earn revenues as it performs services during the transition period. Accordingly, the Company does not consider it appropriate to accrue any expected losses by analogy to the loss recognition provisions of ASC 450.

The Company considers the cost of disentanglement services as a component of its costs of servicing the PSA and, as such, they are recorded as incurred in the cost of revenues. The Company records expense reimbursements to Travelers as a reduction of its revenues in the Income Statement based on the guidance in ASC 605-50-45, which requires cash consideration given by a vendor to a customer to be a reduction of the selling prices of the vendor’s products or services and characterized as a reduction of revenue when recognized in the vendor’s income statement. The Company receives invoices from Travelers each month for Traveler’s previous month’s expenses and the Company adjusts the accounts receivable from Travelers for that amount by issuing them a credit note. At the end of a quarter, the Company typically has been invoiced for two months of actual expenses and accrues an estimated expense for the last month based on the quarter to date expense trend of such claims by Travelers. Differences between the estimate and the actual invoices for each of March 2014 and June 2014 have been immaterial.

The Company disclosed the termination notice received from Travelers on November 1, 2013 and the expected future reduction in revenues in its MD&A and Risk Factors in its December 31, 2013 Form 10-K as Travelers represented 9.7% of the Company’s 2013 revenues. The Company also disclosed that it would incur transition costs, which would increase the Company’s 2014 cost of revenues and reimbursement costs which would reduce the Company’s 2014 revenues. The impact of reimbursement costs on revenues for the year ended December 31, 2013 was insignificant and for the three months ended March 31, 2014 was 2.0%. Accordingly, separate disclosure was not included in the notes to the financial statements in the December 31, 2013 Form 10-K or the March 31, 2014 Form 10-Q. The impact of the reimbursement costs on revenues for the three and six months ended June 30, 2014 was 4.8% and 3.4%, respectively. While separate disclosure was not included in the June 30, 2014 Form 10-Q, the Company drew the reader’s attention in the notes to the financial statements (Note 12) to the MD&A disclosure that had the relevant details regarding the reimbursed costs. The Company further advises the Staff that it will prospectively include disclosure substantively similar to the following in its September 30, 2014 Form 10-Q and a corresponding and similar disclosure in its December 31, 2014 Form 10-K:

“On November 1, 2013, the Company received a notice of termination from Travelers and is required to provide transition services for a period of up to eighteen months, including reimbursing Travelers for certain of their transition related expenses. The Company recognized $9.6 million and $17.8 million, respectively, of such reimbursements as a reduction of revenues during the three and nine months ended September 30, 2014 in accordance with Accounting Standards Codification (ASC) topic 605-50-45, Revenue Recognition.”

Notes to Consolidated Financial Statements, page F-9

10. Employee Benefit Plans, page F-26

2.	We note that the change in plan assets in the table on page F-28 does not include benefit payments. Please advise.

Response to Comment 2

The Company advises the Staff that the change in plan assets in the table on page F-28 does not include benefit payments because the benefit payments in 2013 and 2012 were made directly by the Company and not through its plan assets. The Company will prospectively include clarifying language in periods when the Company continues to make the benefit payments directly and not through its plan assets.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 27

Three Months Ended June 30, 2014 Compared to Three Months Ended June 30, 2013 Provision for Income Taxes, page 29

3.	Please tell us your consideration of disclosing the underlying reasons for the $2.2 million reversal of an unrecognized tax benefit.

Response to Comment 3

The Company advises the Staff that the unrecognized tax benefit that it reversed during the quarter ended June 30, 2014 related to a tax position taken by two of its subsidiaries in India pertaining to certain adjustments proposed by the tax authorities. The Company had considered the guidance in ASC 740, which provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. During the three months ended June 30, 2014, the Company further considered the guidance in ASC 740 regarding the adjustment of these liabilities when its judgment changes as a result of the evaluation of new information not previously available. During the quarter ended June 30, 2014, certain unaffiliated companies that had filed legal proceedings challenging similar adjustments received favorable judicial rulings. In the Company’s judgment, such rulings increased the level of certainty that its position with respect to such tax adjustments proposed by the tax authorities would more likely than not be resolved in favor of the Company. Accordingly, the Company reversed the amount of unrecognized tax benefit by $2.2 million during the quarter ended June 30, 2014.

The Company further advises the Staff that it will prospectively include disclosure substantively similar to the following in its quarterly and annual financial statements and MD&A to further explain the nature of the reversal:

“The Company reversed an unrecognized tax benefit of $2.2 million during the quarter ended June 30, 2014 as a result of judicial rulings handed down during the quarter involving unaffiliated companies regarding similar tax matters. In the Company’s judgment, such rulings increased the level of certainty that its position on these tax adjustments proposed by the tax authorities would more likely than not be resolved in favor of the Company.”

Form 8-K Filed July 29, 2014

Exhibit 99.1

4.	We note your disclosure in the third full paragraph that excluding disentanglement costs and the impact of transitioning clients, constant currency revenues grew 13.6% year-over-year. This revenue growth percentage is a non-GAAP measure. Please provide the disclosures required by to Item 10(e)(1)(i) of Regulation S-K in future filings.

Response to Comment 4

The Company advises the Staff that it will prospectively include the required disclosures under Item 10(e)(1)(i) of Regulation S-K, if the Company continues to disclose similar non-GAAP measure in its future filings.

***

We further acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please do not hesitate to call me at (212) 872-1415.

Very truly yours,

/s/ Vishal Chhibbar
Vishal Chhibbar
Chief Financial Officer